                                               Filed pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-36614
PRICING SUPPLEMENT NO. 2
March 7, 2001
(To Prospectus Supplement dated June 23, 2000
and Prospectus dated June 23, 2000)

                                  $150,000,000

                               PEPSIAMERICAS, INC.
                     (formerly known as Whitman Corporation)


                   5.79% REMARKETABLE NOTES DUE MARCH 17, 2013
                       (REMARKETING DATE: MARCH 17, 2003)


      The Notes will bear interest at the rate of 5.79% per year from their date of issuance to, but excluding, March 17, 2003, which is the first Remarketing Date, and then at a fixed or floating rate. Interest on the Notes is payable on March 15 and September 15 of each year, beginning on September 15, 2001 and continuing until March 17, 2003, and then at the intervals described in this pricing supplement.

      On any Remarketing Date, the Notes will either be mandatorily tendered to and purchased by Banc of America Securities LLC, as Remarketing Dealer, or mandatorily redeemed by us. If purchased by the Remarketing Dealer, the Notes will bear interest from the Remarketing Date at a rate to be determined as described in this pricing supplement.

      The Notes will mature on March 17, 2013, unless extended to the tenth anniversary of the Fixed Rate Remarketing Date, which shall be no later than March 17, 2014. We may redeem all of the Notes on any Remarketing Date and at any time after the Fixed Rate Remarketing Date.

      The Notes will be our unsecured and unsubordinated obligations and will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                          Per Note         Total
                                                          --------         -----
Price to Public (1)..................................      99.995%     $149,992,500
Underwriting Discount................................       0.300%     $    450,000
Proceeds to PepsiAmericas (before expenses) (2)......      99.695%     $149,542,500

(1) Plus accrued interest from March 14, 2001, if settlement occurs after that date.

(2) Excludes consideration for the option to remarket the Notes paid to us by the Remarketing Dealer.

      The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about March 14, 2001 through the book-entry facilities of The Depository Trust Company.

                            ------------------------

BANC OF AMERICA SECURITIES LLC                             SALOMON SMITH BARNEY

BANC ONE CAPITAL MARKETS, INC.                             CHASE SECURITIES INC.

                            ------------------------

                          SUMMARY OF TERMS OF THE NOTES

      The following summary is a short description of the main terms of the offering of the Notes. For that reason, this summary does not contain all of the information that may be important to you. To fully understand the terms of the offering of the Notes, you will need to read both this pricing supplement and the accompanying prospectus supplement and prospectus, each in its entirety.

Issuer.................................  PepsiAmericas, Inc.

Trustee................................  Bank One Trust Company, National
                                         Association.

Offered Securities.....................  We will issue $150,000,000 aggregate principal amount of 5.79% Remarketable
                                         Notes due March 17, 2013.  The Notes
                                         will mature on March 17, 2013, unless
                                         extended to the tenth anniversary of
                                         the Fixed Rate Remarketing Date, which
                                         shall be no later than March 17, 2014;
                                         however, we may redeem, or be required
                                         to redeem, all of the Notes before the
                                         maturity date.

Interest Rates.........................  The Notes will bear interest at the rate of 5.79% per year from the date of
                                         issuance to, but excluding, March 17,
                                         2003, which is the first Remarketing
                                         Date, and then at a rate or rates
                                         described under "Certain Terms of the
                                         Notes."

Interest Payment Dates.................  We will pay interest on the Notes on
                                         March 15 and September 15 of each
                                         year, beginning on September 15, 2001
                                         and continuing to March 17, 2003, and
                                         then at intervals discussed under
                                         "Certain Terms of the Notes."

Interest Accrual.......................  The Notes will accrue interest at a rate of 5.79% per annum from the date
                                         of issuance to, but excluding,
                                         March 17, 2003, computed on the basis
                                         of a 360-day year consisting of twelve
                                         30-day months. From March 17, 2003, the
                                         Notes will accrue interest at a fixed
                                         or floating rate, depending on our
                                         decision.  If the rate is fixed,
                                         interest will be computed on the basis
                                         of a 360-day year consisting of twelve
                                         30-day months.  If the rate is
                                         floating, interest will be computed on
                                         the basis of the actual number of days
                                         in the applicable floating rate reset
                                         period over a 360-day year.

                                         For a more detailed description of the
                                         payment of interest, you should refer
                                         to the sections of this pricing
                                         supplement entitled "Certain Terms of
                                         the Notes -- Interest and Interest
                                         Payment Dates," " -- Interest Rate to
                                         Maturity" and " -- Floating Rate
                                         Period."

Ranking................................  The Notes will rank equal in priority with all of our existing and future
                                         unsecured and unsubordinated
                                         indebtedness.  The Notes will rank
                                         senior in right of payment to all of
                                         our existing and future subordinated
                                         debt.

Mandatory Tender.......................  We will enter into a Remarketing
                                         Agreement with Banc of America
                                         Securities LLC, as Remarketing Dealer.
                                         This agreement gives the Remarketing
                                         Dealer the option to purchase all of
                                         the Notes on March 17, 2003 or on the
                                         subsequent Remarketing Date, unless we
                                         redeem them. The purchase price for
                                         the Notes will be equal to 100% of the
                                         aggregate principal amount outstanding
                                         on the first Remarketing Date or the
                                         Dollar Price (as defined in the
                                         section of this pricing supplement
                                         entitled "Certain Terms of the Notes
                                         -- Interest Rate to Maturity") on the
                                         subsequent Remarketing Date.

                                         For a more detailed description of the
                                         mandatory tender provisions of the
                                         Notes, you should refer to the section
                                         of this pricing supplement entitled
                                         "Certain Terms of the Notes --
                                         Mandatory Tender."

Mandatory Redemption...................  If the Remarketing Dealer does not purchase the Notes on any Remarketing
                                         Date, the trustee, on behalf of the
                                         beneficial owners, will require us to
                                         redeem all of the Notes at a price
                                         equal to 100% of the aggregate
                                         principal amount outstanding on the
                                         first Remarketing Date or the Dollar
                                         Price on the subsequent Remarketing
                                         Date, plus accrued and unpaid
                                         interest, if any.

                                         For a more detailed description of the
                                         mandatory redemption provisions of the
                                         Notes, you should refer to the section
                                         of this pricing supplement entitled
                                         "Certain Terms of the Notes --
                                         Mandatory Redemption."

Optional Redemption....................  If the Remarketing Dealer elects to purchase the Notes, we will have the
                                         option to redeem all of the Notes on
                                         March 17, 2003 or on the subsequent
                                         Remarketing Date at a price equal to
                                         the Dollar Price, plus accrued and
                                         unpaid interest, if any.

Post-Remarketing Optional Redemption...  We may redeem some or all of the Notes at any time after the Fixed Rate
                                         Remarketing Date at the
                                         redemption prices plus accrued
                                         and unpaid interest, if any, to
                                         the post-remarketing redemption
                                         date, as described in the section of
                                         this pricing supplement entitled
                                         "Certain Terms of the Notes --
                                         Post-Remarketing Optional Redemption."

Ratings................................  The Notes are rated "A-" by Standard &
                                         Poor's Ratings Group and "Baa1" by
                                         Moody's Investors Service, Inc.

Sinking Fund...........................  The Notes are unsecured and are not entitled to any sinking fund.

Use of Proceeds........................  Our net proceeds from the sale of the
                                         Notes (excluding consideration for the
                                         option to remarket the Notes paid to us
                                         by the Remarketing Dealer) will be
                                         approximately $149.5 million.  We
                                         expect to use the net proceeds
                                         primarily to repay outstanding
                                         commercial paper.  See "Use of
                                         Proceeds."

                               RECENT DEVELOPMENTS

      On January 22, 2001, we filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware to effect a change in our name from "Whitman Corporation" to "PepsiAmericas, Inc." On January 24, 2001, shares of our common stock began trading on The New York Stock Exchange under the name PepsiAmericas and symbol "PAS."


                                 USE OF PROCEEDS

      We intend to use our net proceeds from the sale of the Notes, which will be approximately $149.5 million (excluding consideration for the option to remarket the Notes paid to us by the Remarketing Dealer), primarily to repay outstanding commercial paper maturing within 30 days and having an average interest rate of 6.0% as of March 7, 2001.


                           CERTAIN TERMS OF THE NOTES

      The following description of the particular terms of the Notes, which constitute an issue of our Medium Term Notes, Series C, supplements and, to the extent that it is inconsistent, replaces the description of the general terms and provisions of the Notes set forth under the heading "Description of the Notes" in the accompanying prospectus supplement and under the heading "Description of the Debt Securities" in the accompanying prospectus. We will issue the Notes under the Indenture dated as of January 15, 1993, as supplemented by the First Supplemental Indenture dated as of May 20, 1999 (as so supplemented, the "Indenture"), between us and Bank One Trust Company, National Association, as Trustee. We have summarized select portions of our Indenture below. The summary is not complete and is qualified in its entirety by reference to our Indenture.

GENERAL

      The Notes will initially be limited to $150,000,000 aggregate principal amount and will mature on March 17, 2013, unless extended to the tenth anniversary of the Fixed Rate Remarketing Date (as defined below), which shall be no later than March 17, 2014. We may redeem, or be required to redeem, the Notes before that maturity date as described in "Mandatory Redemption" below. We may also redeem all of the Notes on any Remarketing Date, as described in "Optional Redemption," and at any time after the Fixed Rate Remarketing Date, as described in "Post-Remarketing Optional Redemption" below. The Notes may also be purchased by the Remarketing Dealer as described in "Mandatory Tender" below.

      The Notes will rank equal in priority with all of our existing and future unsecured and unsubordinated indebtedness. The Notes will rank senior in right of payment to all of our existing and future subordinated debt.

      The Notes are unsecured and are not entitled to any sinking fund.

      The Notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple of $1,000 as described under "Book-Entry Only Issuance -- DTC." We will issue global securities in denominations that together equal the total principal amount of the outstanding Notes.

      If any interest, principal or other payment date of the Notes (including any payment date in connection with the mandatory tender or any mandatory redemption as described below) does not fall on a Business Day, a payment otherwise payable on that day will be made on the next succeeding Business Day. It will have the same effect as if made on the actual payment date, and no interest will accrue for the period from and after such Interest Payment Date, maturity date or other payment date, except in the case of an Interest Payment Date or other payment date occurring during the Floating Rate Period.

      "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

      We will agree with the Remarketing Dealer that we will not cause or permit the terms or provisions of the Notes to be modified in any way and that we may not make open market or other purchases of the Notes prior to the first Remarketing Date, without the prior written consent of the Remarketing Dealer.

INTEREST AND INTEREST PAYMENT DATES

      The Notes will bear interest at a rate of 5.79% per year, from the date of issuance to, but excluding, March 17, 2003. We will pay interest semiannually on March 15 and September 15, beginning on September 15, 2001.

      "Remarketing Date(s)" means:

      - March 17, 2003, if the Remarketing Dealer has elected to purchase the Notes and we have not elected to exercise our Floating Period Option (as defined under "Floating Rate Period" below); or

      - March 17, 2003 and a subsequent Remarketing Date which shall fall on the 17th day of any one of the 12 consecutive months thereafter until March 17, 2004 on which the Floating Period Termination Date (as defined under "Floating Rate Period" below) occurs, if the Remarketing Dealer has elected to purchase the Notes and we have elected to exercise our Floating Period Option.

      Unless we have chosen, or are required, to redeem the Notes, we will pay interest on the Notes, accruing from the Fixed Rate Remarketing Date (as defined below), semiannually on each day that is a six-month anniversary of such date. Interest on the Notes from the Fixed Rate Remarketing Date will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      "Fixed Rate Remarketing Date" means March 17, 2003, if the Remarketing Dealer has elected to purchase the Notes and we have not elected to exercise our Floating Period Option, or the subsequent Remarketing Date on which the Floating Period Termination Date occurs in the event that we have elected to exercise our Floating Period Option.

      Interest on the Notes accruing during any Floating Rate Reset Period (as defined under "Floating Rate Period" below) will be payable on the next succeeding Reference Rate Reset Date (as defined under "Floating Rate Period" below). Interest on the Notes during any Floating Rate Reset Period will be computed on the basis of the actual number of days in such Floating Rate Reset Period over a 360-day year.

      Interest payable on any Interest Payment Date will be payable to the persons in whose names the Notes are registered at the close of business on the 15th calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date.

      Interest payments will be in the amount of interest accrued from and including the next preceding Interest Payment Date (or from and including the date of issuance if no interest has been paid or duly provided with respect to the Notes) to, but excluding, the relevant Interest Payment Date, Remarketing Date or the maturity date, as the case may be.

INTEREST RATE TO MATURITY

      If the Remarketing Dealer elects to purchase the Notes, then by 3:30 p.m., New York City time, on the third Business Day immediately preceding any Remarketing Date (a "Floating Rate Spread Determination Date" or the "Fixed Rate Determination Date," depending on the following election, and each, a "Determination Date"), the Remarketing Dealer will determine either (a) the Floating Rate Spread (as defined under "Floating Rate Period" below) in the case where we have elected to exercise our Floating Period Option or (b) the Interest Rate to Maturity (as determined below) to the nearest 0.01% per annum, unless we have chosen, or are required, to redeem the Notes. Each Floating Period Interest Rate (as defined under "Floating Rate Period" below) will equal the sum of a Reference Rate and a Floating Rate Spread. The Interest Rate to Maturity will be equal to the sum of 5.0% (the "Base Rate") and the Applicable Spread (as defined below), which will be based on the Dollar Price (as defined below) of the Notes. The Floating Period Interest Rate, the Interest Rate to Maturity and the Dollar Price for the Notes as announced by the Remarketing Dealer, absent manifest error, will be binding and conclusive upon the beneficial owners, us and the trustee.

      For this purpose, the following terms have the following meanings:

      "Applicable Spread" means the lowest Fixed Rate Bid (as defined below), expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the Notes, obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Fixed Rate Determination Date, from the Fixed Rate Bids quoted to the Remarketing Dealer by up to five Reference Corporate Dealers (as defined below).

      "Comparable Treasury Issues" for the Notes means the U.S. Treasury security or securities selected by the Remarketing Dealer, as of the first Determination Date, as having an actual or interpolated maturity or maturities comparable to the remaining term of the Notes being purchased by the Remarketing Dealer.

      "Comparable Treasury Price" means, with respect to the first Remarketing
Date:

            - the offer prices for the Comparable Treasury Issues (expressed, in each case, as a percentage of its principal amount) at 12:00 p.m., New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500"); or

            - if such page (or any successor page) is not displayed or does not contain such offer prices on such Determination Date, the average of the Reference Treasury Dealer Quotations (as defined below) for such Determination Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or if the Remarketing Dealer obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

      "Dollar Price" means, with respect to the Notes, (1) the principal amount of the Notes, plus (2) the premium equal to the excess, if any, of (A) the present value, as of the first Remarketing Date, of the Remaining Scheduled Payments (as defined below) for such Notes, discounted to the first Remarketing Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), over (B) the principal amount of the Notes.

      A "Fixed Rate Bid" means an irrevocable offer to purchase the aggregate outstanding principal amount of the Notes at the Dollar Price, but assuming:

            - a settlement date that is the Fixed Rate Remarketing Date applicable to such Notes;

            - a maturity date that is the tenth anniversary of the Fixed Rate Remarketing Date; and

            - a stated annual interest rate equal to the Base Rate plus the spread bid by the applicable Reference Corporate Dealer.

      "Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Remarketing Date.

      "Reference Corporate Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which shall be selected by us. We will advise the Remarketing Dealer of our selection of Reference Corporate Dealers no later than five Business Days prior to the Fixed Rate Remarketing Date. One of the Reference Corporate Dealers we select will be the Remarketing Dealer.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer, by 3:30 p.m., New York City time, on the first Determination Date.

      "Reference Treasury Dealer" means each of up to five primary U.S. government securities dealers (each, a "Primary Treasury Dealer") to be selected by us, and their respective successors; provided, that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer. One of the Reference Treasury Dealers we select will be the Remarketing Dealer.

      "Remaining Scheduled Payments" means, with respect to the Notes, the remaining scheduled payments of the principal and interest thereon, calculated at the Base Rate applicable to such Notes, that would be due from but excluding the first Remarketing Date to and including the maturity date; provided, that if such Remarketing Date is not an Interest Payment Date, the amount of the next succeeding scheduled interest payment, calculated at the Base Rate, will be reduced by the amount of interest accrued, calculated at the Base Rate only, to the first Remarketing Date.

      "Telerate Page 500" means the display designated as "Telerate Page 500" on Dow Jones Markets (or such other page as may replace "Telerate Page 500" on such service), or such other service displaying the offer prices for the Comparable Treasury Issues as may replace Dow Jones Markets.

      "Treasury Rate" for the Notes means, with respect to the first Remarketing Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) yield to maturity of the Comparable Treasury Issues, assuming a price for the Comparable Treasury Issues (expressed as a percentage of their principal amounts) equal to the Comparable Treasury Price for such Remarketing Date.

FLOATING RATE PERIOD

      Following the Remarketing Dealer's election to purchase the Notes in connection with the first Remarketing Date, but prior to the fourth Business Day preceding the first Remarketing Date (the "Floating Period Notification Date"), we may elect to exercise our Floating Period Option. If we do, the Notes will bear interest at the Floating Period Interest Rate until the earlier of March 17, 2004 or such date which otherwise would be the Reference Rate Reset Date following the date on which we elect to terminate such Floating Rate Period (the "Floating Rate Period Termination Notification Date") (March 17, 2004 or such other Reference Rate Reset Date herein called the "Floating Period Termination Date"). The Floating Rate Period Termination Notification Date shall be at least four Business Days prior to such Reference Rate Reset Date. In the event that we exercise our Floating Period Option, the maturity date of the Notes will be extended to the tenth anniversary of the subsequent Remarketing Date, not to exceed March 17, 2014. The amount of interest payable for each day that the Notes are outstanding during the Floating Rate Period will be calculated by dividing the Floating Period Interest Rate in effect for such day by 360 and multiplying the result by the Dollar Price. The amount of interest payable for any Floating Rate Reset Period (as defined below) will be calculated by adding the interest payable for each day in the Floating Rate Reset Period.

      For this purpose, the following terms have the following meanings:

      "Floating Period Interest Rate" means the sum of the Reference Rate and the Floating Rate Spread.

      "Floating Period Option" means our right, on any date subsequent to the Remarketing Dealer's election to purchase the Notes in connection with the first Remarketing Date, but prior to the fourth Business Day preceding the first Remarketing Date, to require the Remarketing Dealer to remarket the Notes at the Floating Period Interest Rate.

      "Floating Rate Period" means the period from and including the Floating Rate Remarketing Date to, but excluding, the Floating Period Termination Date.

      "Floating Rate Remarketing Date" means March 17, 2003 in the event we have elected to exercise our Floating Period Option.

      "Floating Rate Reset Period" means the period from and including the first Reference Rate Reset Date to, but excluding, the next succeeding Reference Rate Reset Date, and thereafter the period from and including a

Reference Rate Reset Date to, but excluding, the next succeeding Reference Rate Reset Date; provided, that the final Floating Rate Reset Period will run to, but exclude, the Floating Period Termination Date.

      A "Floating Rate Bid" means an irrevocable offer to purchase the aggregate outstanding principal amount of the Notes at the Dollar Price, but assuming:

            -     a settlement date that is the Floating Rate Remarketing Date;

            -     a maturity date equal to the Floating Period Termination Date;

            - a stated annual interest rate equal to the Reference Rate plus the Floating Rate Spread;

            - that the Notes are callable by the Remarketing Dealer at the Dollar Price on the Floating Period Termination Date; and

            - that we will redeem the Notes at the Dollar Price on the Floating Period Termination Date, if not previously purchased by the Remarketing Dealer.

      "Floating Rate Spread" means the lowest Floating Rate Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate for the Notes obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Floating Rate Spread Determination Date (as defined below), from the Floating Rate Bids quoted to the Remarketing Dealer by up to five Reference Money Market Dealers (as defined below).

      "Floating Rate Spread Determination Date" means the third Business Day prior to the Floating Rate Remarketing Date.

      "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

      "Reference Money Market Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which we shall select, who are also leading dealers in money market instruments. We will advise the Remarketing Dealer of our selection of Reference Money Market Dealers no later than five Business Days prior to the Floating Rate Remarketing Date. One of the Reference Money Market Dealers we select will be the Remarketing Dealer.

      "Reference Rate" means:

            - the rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. dollars for a period of one month which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the applicable Reference Rate Determination Date; or

            - if no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the Remarketing Dealer will request the principal London offices of four major reference banks in the London Inter-Bank Market to provide the Remarketing Dealer, in the case of each such bank, with its offered quotation for deposits in U.S. dollars for the period of one month, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on that Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth of a percent) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the Remarketing Dealer for loans in U.S. dollars to leading European banks, having a one-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Remarketing Dealer are not providing quotations in the manner described in this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

      "Reference Rate Determination Date" will be the second London Business Day preceding each Reference Rate Reset Date.

      "Reference Rate Reset Date" means March 17, 2003 and the 17th day of each month thereafter, if such date is a Business Day, or on the next succeeding Business Day until, but excluding, the Floating Period Termination Date.

MANDATORY TENDER

      On a Business Day not earlier than 15 Business Days prior to the first Remarketing Date and not later than 4:00 p.m., New York City time, on the tenth Business Day prior to the first Remarketing Date, or not later than four Business Days prior to the occurrence of the subsequent Remarketing Date, the Remarketing Dealer will notify us and the trustee as to whether it elects to purchase the Notes for remarketing on such Remarketing Date (the "Notification Date").

      If, and only if, the Remarketing Dealer so elects, the Notes will be subject to mandatory tender, and will be deemed tendered, to the Remarketing Dealer for purchase and remarketing on such Remarketing Date, in accordance with the terms and subject to the conditions described in this pricing supplement.

      The Notes will be remarketed on the first Remarketing Date at a fixed rate of interest equal to the Interest Rate to Maturity, unless we have elected to exercise our Floating Period Option or have chosen, or are required, to redeem the Notes on the first Remarketing Date. If we elect to exercise our Floating Period Option, the Notes will bear interest at the Floating Period Interest Rate until the Floating Period Termination Date, at which time the Notes will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity unless we have chosen, or are required, to redeem the Notes.

      The purchase price of such tendered Notes will be equal to 100% of the aggregate principal amount thereof on the first Remarketing Date, or the Dollar Price on the subsequent Remarketing Date.

      Subject to the Remarketing Dealer's election to purchase the Notes, on the applicable Remarketing Date the Remarketing Dealer will sell the aggregate principal amount of the Notes at the Dollar Price to the Reference Corporate Dealer or to the Reference Money Market Dealer, whichever is applicable, providing the lowest Fixed Rate Bid or Floating Rate Bid, in the case of the first Remarketing Date, or the lowest Fixed Rate Bid, in the case of the subsequent Remarketing Date. If the lowest applicable Bid is submitted by two or more of the applicable Reference Dealers, the Remarketing Dealer will sell such Notes to one or more of such Reference Dealers, as it will determine in its sole discretion.

      If the Remarketing Dealer elects to purchase the Notes, the obligation of the Remarketing Dealer to purchase the Notes on any Remarketing Date is subject to certain conditions set forth in the Remarketing Agreement.

      If for any reason the Remarketing Dealer does not purchase the Notes on any Remarketing Date, we will be required to redeem the Notes at a price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price, plus accrued and unpaid interest, if any, on the subsequent Remarketing Date.

NOTIFICATION OF INTEREST RATE TO MATURITY

      Subject to the Remarketing Dealer's election to purchase the Notes, the Remarketing Dealer will notify us, the trustee and The Depository Trust Company ("DTC") by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Fixed Rate Determination Date, of the Interest Rate to Maturity effective from and including the Fixed Rate Remarketing Date.

MANDATORY REDEMPTION

      We will be required to redeem the Notes in whole on the applicable Remarketing Date at a price equal to 100% of the aggregate principal amount of the Notes, if such Remarketing Date is the first Remarketing Date, or at the Dollar Price on the subsequent Remarketing Date, in each case plus accrued and unpaid interest, if any, to the applicable Remarketing Date, in the event that:

            - the Remarketing Dealer for any reason does not elect, by notice to us and the trustee not later than such Notification Date, to purchase the Notes for remarketing on such Remarketing Date;

            - the Remarketing Dealer for any reason does not notify us of the Floating Period Interest Rate or of the Interest Rate to Maturity by 4:00 p.m., New York City time, on the applicable Determination Date;

            - prior to any Remarketing Date, the Remarketing Dealer resigns and no successor has been appointed on or before the applicable Determination Date;

            - at any time after the Remarketing Dealer elects on the Notification Date to remarket the Notes, the Remarketing Dealer elects to terminate the Remarketing Agreement in accordance with its terms;

            - the Remarketing Dealer for any reason does not deliver the purchase price of the Notes to the trustee in same day funds not later than 12:00 p.m., New York City time, on such Remarketing Date, or does not purchase all tendered Notes on such Remarketing Date; or

            - we for any reason fail to redeem the Notes from the Remarketing Dealer following our election to effect such optional redemption.

OPTIONAL REDEMPTION

      If the Remarketing Dealer elects to purchase the Notes, we will notify the Remarketing Dealer and the trustee, not later than 4:00 p.m., New York City time, on the Business Day immediately preceding any Determination Date, if we irrevocably elect to exercise our right to redeem the Notes in whole on the first Remarketing Date or on the Floating Period Termination Date immediately following such Determination Date.

      If we exercise our right to redeem the Notes, we will redeem the Notes in whole on the applicable Remarketing Date at the Dollar Price, plus accrued and unpaid interest, if any, to such Remarketing Date. No notice of such redemption will be provided to holders of the Notes. In any case, we will make payment to each beneficial owner of the Notes by book-entry through DTC. Other than as set forth above, we will have no option to redeem the Notes prior to the Fixed Rate Remarketing Date.

POST-REMARKETING OPTIONAL REDEMPTION

      After the Fixed Rate Remarketing Date, the Notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

            - 100% of the principal amount of the Notes then outstanding to be redeemed, or

            - the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the post-remarketing redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points as calculated by an Independent Investment Banker, plus, in either case, accrued and unpaid interest thereon to the applicable post-remarketing redemption date.

      "Adjusted Treasury Rate" means, with respect to any post-remarketing redemption date:

            - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Post-Remarketing Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Notes, yields for the two published maturities most closely corresponding to the Post-Remarketing Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

            - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Post-Remarketing Comparable Treasury Issue, calculated using a price for the Post-Remarketing Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Post-Remarketing Comparable Treasury Price for such redemption date.

      The Adjusted Treasury Rate will be calculated on the third Business Day preceding the applicable post-remarketing redemption date.

      "Independent Investment Banker" means Banc of America Securities LLC and any successor firm selected by us, or if such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

      "Post-Remarketing Comparable Treasury Issue" for the Notes means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Post-Remarketing Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the Notes.

      "Post-Remarketing Comparable Treasury Price" means (1) the average of five Post-Remarketing Reference Treasury Dealer Quotations for the post-remarketing redemption date, after excluding the highest and lowest Post-Remarketing Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Post-Remarketing Reference Treasury Dealer Quotations, the average of all such quotations.

      "Post-Remarketing Reference Treasury Dealer" means each of up to five Primary Treasury Dealers to be selected by us, and their respective successors; provided, that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer.

      "Post-Remarketing Reference Treasury Dealer Quotations" means, with respect to each Post-Remarketing Reference Treasury Dealer and any post-remarketing redemption date, the average, as determined by the Independent Investment Banker of the bid and asked prices for the Post-Remarketing Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      We will mail a notice of redemption at least 30 days but not more than 60 days before a post-remarketing redemption date to each holder of Notes to be redeemed. If we elect to partially redeem the Notes, the Trustee will select in a fair and appropriate manner the Notes to be redeemed.

      Unless we default in payment of the redemption price, interest will cease to accrue on or after the post-remarketing redemption date on the Notes or portions thereof called for redemption.

SETTLEMENT

      In the event that the Notes are purchased by the Remarketing Dealer, the Remarketing Dealer will pay to the trustee, in same day funds not later than 12:00 p.m., New York City time, on the first Remarketing Date, an amount equal to 100% of the aggregate principal amount of the Notes, or on the subsequent Remarketing Date, an amount equal to the Dollar Price.

      On any such Remarketing Date, the Remarketing Dealer will cause the trustee to make payment of the purchase price for such tendered Notes that have been purchased for remarketing by the Remarketing Dealer to DTC for payment to the DTC participant of each tendering beneficial owner of Notes. This payment will be made against delivery through DTC of such beneficial owner's Notes by book-entry through DTC by the close of business on such Remarketing Date.

      The purchase price of such tendered Notes will be equal to 100% of the aggregate principal amount thereof, on the first Remarketing Date, and the Dollar Price, on the subsequent Remarketing Date. We will make, or cause the trustee to make, payment of interest to DTC for payment to each beneficial owner of Notes due on a Remarketing Date by book-entry through DTC, by the close of business on such Remarketing Date.

      The transactions described above will be executed on the applicable Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective participants will be debited and credited, and the Notes will be delivered by book-entry, as necessary to effect the purchases and sales thereof.

      Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the Notes in book-entry form will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until the maturity date, Remarketing Date or the post-remarketing redemption date, as the case may be, or until the Notes are issued in definitive form. Secondary market trading activity in the Notes will be required by DTC to settle in immediately available funds.

      The tender and settlement procedures described above, including the provisions for payment to selling beneficial owners of tendered Notes, or for payment by the purchasers of Notes, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the Notes at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of Notes in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

      As long as DTC or its nominee holds a certificate representing the Notes in the book-entry system of DTC, no certificates for such Notes will be delivered to any beneficial owner. In addition, under the terms of the Notes and the Remarketing Agreement, we will agree that (1) we will use our reasonable best efforts to maintain the Notes in book-entry form with DTC or any successor thereto, and to appoint a successor depositary to the extent necessary to maintain the Notes in book-entry form and (2) we will waive any discretionary right we otherwise have under the Indenture to cause the Notes to be issued in certificated form.

REMARKETING DEALER

      On or prior to the date of original issuance of the Notes, we will enter into a Remarketing Agreement with the Remarketing Dealer. The Remarketing Dealer will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances. The aggregate amount paid to us for the purchase of the Notes will include an amount paid by the Remarketing Dealer for its right to remarket the Notes.

      We will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act, arising out of or in connection with its duties under the Remarketing Agreement.

      If the Remarketing Dealer elects to purchase the Notes, the obligation of the Remarketing Dealer to purchase the Notes will be subject to several conditions set forth in the Remarketing Agreement. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to purchase the Notes, the Remarketing Dealer will have the right to terminate the Remarketing Agreement or its obligation to purchase the Notes, or, until 2:00 p.m., New York City time, on the Business Day immediately preceding the applicable Remarketing Date, to redetermine the applicable interest rate.

      No beneficial owner of the Notes will have any rights or claims under the Remarketing Agreement, or against us or the Remarketing Dealer, as a result of the Remarketing Dealer not purchasing the Notes.

      The Remarketing Agreement will provide that the Remarketing Dealer may resign at any time as the Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to us and the trustee of notice of such resignation. In such case, we have no obligation to appoint a successor Remarketing Dealer. After it purchases the Notes, the Remarketing Dealer may exercise any vote or join in any action that any beneficial owner of Notes may be entitled to exercise, or take, as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under the Remarketing Agreement.

      As long as the Remarketing Agreement is in effect, we will not acquire any of the Notes prior to the first Remarketing Date, without the prior written consent of the Remarketing Dealer. On or after the first Remarketing Date or termination of the Remarketing Agreement prior thereto, we may at any time purchase any Notes at any price in the open market or otherwise. The Notes so purchased by us may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

BOOK-ENTRY ONLY ISSUANCE -- DTC

      DTC will act as the initial securities depositary for the Notes. The Notes will be initially issued as fully registered securities registered in the name of Cede & Co., DTC's nominee. Fully registered global certificates representing the aggregate principal amount of the Notes will be issued and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., The American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      Purchases of Notes within the DTC system must be made by or through direct participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each beneficial owner of Notes is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

Beneficial owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

      To facilitate subsequent transfers, all Notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the direct participants to whose accounts such Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Payments on the Notes will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detailed information, on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not our responsibility or the responsibility of DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. is our responsibility or the responsibility of the paying agent, disbursement of such payments to direct participants is the responsibility of Cede & Co., and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

      Except as provided herein, a beneficial owner of an interest in a global Note will not be entitled to receive physical delivery of Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Note.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter takes any responsibility for its accuracy. We have no responsibility for the performance by DTC or its participants of their respective obligations, including obligations that they have under the rules and procedures that govern their operations.


                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. This summary deals only with Notes held as capital assets as defined in the Code and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding Notes as a hedge against currency risk or as a position in a "straddle," or conversion transaction, or persons whose functional currency is not the U.S. dollar.

      PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME

TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

      As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is for U.S. federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations), (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Notes that is not a U.S. Holder.

      The U.S. federal income tax treatment of debt obligations such as the Notes is not entirely certain. Because the Notes are subject to mandatory tender on the Remarketing Date, we intend to treat the Notes as maturing on the Remarketing Date for U.S. federal income tax purposes. Based on such treatment, interest on the Notes should constitute "qualified stated interest" and generally should be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received, in accordance with the U.S. Holder's regular method of tax accounting. Under the foregoing, if the Notes are issued to the U.S. Holder at par value or the excess of par value over the issue price does not exceed a statutory de minimis amount (generally 1/4 of 1% of the Notes' stated redemption price at the Remarketing Date multiplied by the number of complete years to the Remarketing Date from their issue date), the Notes will not be treated as having original issue discount. If the Notes are issued at a discount greater than the statutory de minimis amount, a Holder will be required to include original issue discount in income as ordinary interest for U.S. federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of the U.S. Holder's regular method of tax accounting.

      Under the foregoing treatment, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to the Note. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Note has been held by the U.S. Holder for more than one year on the date of disposition.

      There can be no assurance that the IRS will agree with our treatment of the Notes, and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the Notes as maturing on their stated maturity date. In the event the Notes were treated as maturing on their stated maturity date for U.S. federal income tax purposes, the Notes would be treated as having contingent interest under the Code. In such event, under Treasury regulations governing debt instruments that provide for contingent payments, we would be required to construct a projected payment schedule for the Notes, based upon our current borrowing costs for our comparable debt instruments, from which an estimated yield on the Notes would be calculated. A U.S. Holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and the estimated yield of the Notes. In general, for these purposes, a Note's adjusted issue price would equal the Note's issue price increased by the interest previously accrued on the Note, and reduced by all payments made on the Note. As a result of such a calculation, a U.S. Holder might be required to include interest in income in excess of actual cash payments received for certain taxable years. Also, the character of any gain or loss, upon the sale or exchange of a Note (including a sale pursuant to the mandatory tender on the Remarketing Date) by a U.S. Holder, will likely differ if the Notes were treated as contingent payment obligations. Any such taxable gain generally would be treated as ordinary income. Any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess would generally be treated as capital loss.

NON-U.S. HOLDERS

      A non-U.S. Holder will not be subject to U.S. federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of PepsiAmericas, a controlled foreign corporation related to PepsiAmericas through stock ownership or a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business. To qualify for the exemption from taxation, a non-U.S. Holder must provide the payor a completed IRS Form W-8 BEN, Form W-8 EXP (for holders that are foreign governments or certain other types of foreign organizations), or successor form.

      Any gain or income realized by non-U.S. Holders upon the sale, exchange, retirement or other disposition of Notes generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with the conduct of a trade or business in the United States of the non-U.S. Holder or (ii) in the case of a non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

      Notes beneficially owned by an individual who at the time of death is not a U.S. citizen or resident will not be subject to the U.S. federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of PepsiAmericas entitled to vote and provided that the interest payments with respect to such Notes would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

BACKUP WITHHOLDING

      Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for non-U.S. Holders.

      Upon the sale of Notes to or through a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder and certain other conditions are met. Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status and certain other conditions are met. Certification of the registered owner's non-U.S. status would normally be made on an IRS form under penalties of perjury.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's U.S. federal income tax, provided the required information is furnished to the IRS.

                                 UNDERWRITING

      Subject to the terms and conditions stated in the distribution agreement dated June 23, 2000 and a terms agreement dated March 7, 2001, among us and the underwriters named below, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite the name of such underwriter:

                                                                PRINCIPAL AMOUNT
                  UNDERWRITER                                      OF NOTES
Banc of America Securities LLC............................      $ 52,500,000
Salomon Smith Barney Inc..................................        52,500,000
Banc One Capital Markets, Inc.............................        22,500,000
Chase Securities Inc......................................        22,500,000
                                                                ------------
      Total...............................................      $150,000,000
                                                                ============

      The distribution agreement and terms agreement provide that the obligations of the several underwriters to purchase the Notes included in this offering are subject to approval of a number of legal matters by counsel and to some other conditions.

      The underwriters are obligated to purchase all of the Notes if they purchase any of the Notes. The underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and to certain dealers at the public offering price less a concession not in excess of 0.200% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.150% of the principal amount of the Notes on sales to certain other dealers. After the initial offering of the Notes to the public, the public offering price and such concessions may be changed by the underwriters.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      We estimate that our total expenses of this offering will be $100,000.

      The Remarketing Dealer will pay to us additional consideration for the right to repurchase the Notes at 100% of their aggregate principal amount on the first Remarketing Date.

      If the Remarketing Dealer purchases the Notes on the first Remarketing Date and subsequently offers the Notes for resale, the resale of the Notes may have to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. If the resale of the Notes has to be registered, we have agreed to pay the expenses incident to such a registration.